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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For May 16, 2005

                        International Uranium Corporation
                 (Translation of registrant's name into English)

    Independence Plaza, Suite 950, 1050 Seventeenth Street, Denver, CO 80265
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F   [X]                  Form 40-F   [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes   [ ]                        No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________________.



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               International Uranium Corporation
                                                          (Registrant)

Date:  May 16, 2005                            By: /s/ Ron F. Hochstein
       ------------------                          -----------------------------
                                                   Ron F. Hochstein, President


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

                                  EXHIBIT INDEX


Exhibit Number           Description
--------------           -----------

      1                  Second Quarter Report for period ending March 31, 2005

REPORT TO SHAREHOLDERS
2nd QUARTER 2005
(U.S. DOLLARS)

Through the first six months of fiscal 2005 spot and long term uranium prices continued to increase to new 20 year highs. As of May 9, 2005 the spot uranium price was $29.00 per pound, a 45% increase over the spot uranium price as of September 30, 2004. The term price also increased $6.00 from $23.00 to $29.00 per pound during that time period. The first quarter of 2005 has seen a significant increase in spot market volume, with over 9.7 million pounds U(3)O(8) equivalent having been transacted. This volume represents over half of the volume during all of 2004, and is the highest quarterly volume since the third quarter of 1997. The most significant market development in the past six months has been the arrival of hedge funds into the uranium market, which has created a new dynamic in the market. The latest entrant into the market, Uranium Participation Corp., entered the spot market for 3.0 million pounds during the month of April, 2005. Market analysts continue to forecast improvement in the spot and long term market conditions for uranium producers, as utilities evaluate increased price and supply risk as a result of these new entrants into the market.

During the second quarter, International Uranium Corporation ("IUC" or the "Company") had a significant amount of activity on several fronts, with two drilling programs underway in the Athabasca Basin in Saskatchewan, the start of a large drilling program in Mongolia and the commencement of a new mill run at the Company's White Mesa Mill in the United States. For the first six months of fiscal 2005, the Company recorded a net loss of $337,609 ($0.00 per share) as compared to a net loss of $1,621,013 ($0.02 per share) on revenues of $2,035,262 for the first six months of fiscal 2004. The income generated during the first six months of fiscal 2005 was primarily due to a gain of $2,893,377 from the sale of short term investments and foreign exchange gains of $541,015. The Company continues to have a strong cash position of $15,537,542.

In mid-January, the Company began its third drilling season on the Moore Lake project in the Athabasca Basin region of northern Saskatchewan, Canada. This winter program was initially intended to include approximately 15,000 meters of drilling on the Moore Lake project. However, due to poor ice and snow conditions, the Company and its joint venture partner, JNR Resources Inc. were only able to complete 31 drill holes totaling approximately 10,500 meters of drilling. The drilling program was largely focused on regional conductors on the Moore Lake project, rather than the main Maverick Zone. On the main Maverick Zone, a 23.3 km 3-D seismic program was completed, which will aid JNR and the Company in developing future drill programs on the Maverick Zone, particularly in the south west corridor of the zone. Data from the drilling program is still coming in and being evaluated. Three drill rigs remain on site for the upcoming summer program, which is currently in the planning stages.

With respect to the Company's 100% owned Key Lake South project, the Company completed 99 km of linecutting, 124 km of EM geophysics, which identified a number of conductors. The conductors were followed up with 760 meters of drilling during the first quarter of 2005. Some targets were not drilled during this last program, again due to poor winter conditions. These targets will likely be drilled in the winter of 2006. Analytical results from the drill program are still outstanding.

As of April 30, 2005 the Company owns, has under option or is joint ventured with other parties on a total of 540,000 hectares in the Athabasca Basin, primarily located along the eastern edge of the Basin. The Company is in the process of opening an office in Saskatoon which will be focused on the development and oversight of the Company's exploration programs in Saskatchewan.

On March 21, 2005, the Company's White Mesa uranium mill began processing alternate feed materials. The last Mill campaign was from June 2002 to May 2003. The Mill is currently processing one of three alternate feed streams which together contain over 550,000 pounds of U(3)O(8). All three streams will be processed over the next 9 to 12 months, after which the Mill will process two additional streams of alternate feed materials. Total uranium production from these alternate feed streams is estimated at approximately 500,000 pounds of U(3)O(8). The Mill personnel are approaching four years without a lost time accident, which is a tremendous accomplishment. The Mill currently employs 28 workers who are made up of Company employees and employees from White Mesa Inc. White Mesa Inc. is a native, woman owned small business that provides contract services to the Mill. A portion of the profits from White Mesa Inc. go to community development projects in White Mesa, a local native community.

The Company is evaluating its U.S. mining properties with the objective of making a production decision mid third quarter of fiscal 2005, and is actively pursuing acquisition opportunities in the U.S. To that end, the Company was successful in a competitive bid for a state lease in southeastern Utah in the second quarter of fiscal 2005. The state property is adjoined by a number of privately held unpatented mining claims, which have also been acquired by the Company, that together comprise the Tony M Mine. The Tony M Mine saw limited production in the early 1980's following extensive underground development, which included driving of dual declines over 10,000 feet to the extremities of the planned mine and developing in excess of 17 miles of mine workings to prepare the mine for full production. The Tony M Mine adjoins the Company's existing Bullfrog exploration property, and acquisition of the Tony M Mine facilitates direct access to the Bullfrog deposit. The consolidated mineralization of the Tony M Mine and the Bullfrog claims are approximately 24 million lbs of uranium. The consolidated properties are now referred to as the "Henry Mountains Complex." Mine permitting on the Henry Mountains Complex is progressing with the selection of a technical consultant to augment the Company's staff with the permitting process.

In mid April, 2005, the Company started its 2005 uranium exploration program in Mongolia. The program includes autogamma surveys, geological field programs and over 30,000 meters of drilling. The drill program will test a number of drill targets on the Gurvan-Saihan Joint Venture properties and on the 100% owned IUC properties. On April 5, 2005, IUC announced that it acquired an option to earn a 65% interest in Erdene Gold Corp.'s ("Erdene's") portfolio of uranium licenses and applications, through expenditures of Cdn $6.0 million over four years. In connection with this option, the Company has agreed to purchase 1.0 million shares of Erdene at a price of Cdn $1.00 per share. Erdene is a mineral exploration company focused on Mongolia with over 20 precious and base metal projects. IUC, utilizing Erdene's field teams, commenced its exploration program on the Erdene uranium properties in mid-April, beginning with the evaluation of prospects identified during previous exploration work, supported by more recent radiometric and geochemical surveys. It is anticipated that this initial exploration program will lead to drill target definition by mid-2005. With the addition of the Erdene properties, the Company controls over 3.6 million hectares of uranium properties in Mongolia.

In addition to the Company's uranium exploration program in Mongolia, the Company's 57% owned subsidiary, Fortress Minerals Corp. ("Fortress"), is pursuing an aggressive precious and base metals exploration program in Mongolia. Drilling is currently underway on Fortress' Teltiin Gol porphyry copper gold project, which is located 250 km north west of Ulaanbaatar adjacent to the trans-Siberian Mongolia railway. The Teltiin Gol district has been the site of historical exploration activity by Czech and Mongolian geological expeditions, which culminated in twelve short drill holes (total 1,236 meters), one of which intersected 9 meters of 0.7% copper (hole lost at 11 meters). As is customary with data collected from this era (early 1980's), no gold sampling results were reported. Scattered core left behind from this drill campaign was sampled by Fortress and returned values of up to 1.28 g/t gold (average 0.52 g/t gold from 7 samples).

Fortress is also preparing to drill its Oyuut Uul epithermal gold project following the completion of the Teltiin Gol project, as well as commence regional exploration at its Huvsgol project area. As of March 31, 2005, Fortress had a total of 69 exploration licenses covering over 4.6 million hectares.

During the first quarter of 2005, Fortress acquired an option to earn an 80% interest in Phelps Dodge Exploration Company's ("PDEC's") subsidiary, PD Russia, Inc. ("PDRI"). PDRI holds a 100% indirect interest in the Svetloye gold project located in the Khabarovsk Region of eastern Russia. The Svetloye project has high grade gold mineralization outcropping at surface, and an aggressive drill program is scheduled for 2005 by Fortress. In addition to the Svetloye project, Fortress has also completed an agreement with PDEC on a regional-wide Mongolian alliance, in which PDEC can earn up to a 70% interest in Fortress's copper, gold, silver and molybdenum projects in Mongolia, subject to investments by PDEC in Fortress, and the funding of exploration and development programs on the properties. PDEC will invest $3.0 million by way of private placement over two years into Fortress ($1.7 million in Year 1 and $1.3 million in Year 2) at Cdn$0.80 per share in Year 1 and at market price plus 50% in Year 2.

With respect to the Company's Moab project, the U.S. Department of Energy ("DOE") released a decision in mid-March, 2005 stating that the Moab tailings will be moved to a site near Crescent Junction, Utah by a combination of rail and truck transport, pending release of the Final Environmental Impact Statement, a Record of Decision and funding by Congress. The Company had submitted a proposal to DOE to relocate the Moab tailings pile to the Company's White Mesa Mill using slurry pipeline technology, which was evaluated in the DOE's Environmental Impact Statement. However, even though the DOE has yet to release the Final Environmental Impact Statement and prepare a Record of Decision before the project direction is finalized, the Company has decided not to continue to pursue this project.

These are very exciting times for the Company, with activities underway on several fronts. Given the strong market fundamentals, the uranium experience within the Company and the resources available, the Company plans to continue to expand its uranium exploration activities and to aggressively evaluate potential acquisition opportunities to add to the Company's portfolio of uranium projects.

ON BEHALF OF THE BOARD


/s/ Ron Hochstein
---------------------------------------------
Ron Hochstein, President/CEO

May 16, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS
PREPARED AS OF MAY 16, 2005
(U.S. DOLLARS)

The following discussion and analysis of the financial condition and results of operations for the Company for the period ended March 31, 2005 should be read in conjunction with the consolidated financial statements and accompanying notes. The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada.

OVERVIEW

IUC is incorporated under the Business Corporations Act (Ontario). The Company is engaged primarily in uranium exploration and mining and is also in the business of recycling uranium-bearing waste materials, referred to as "alternate feed materials," for the recovery of uranium, alone or in combination with other metals, as an environmentally preferable alternative to the direct disposal of those waste materials. Alternate feed materials are generally ores or residues from other processing facilities that contain uranium in quantities or forms that can be recovered at the Company's White Mesa uranium mill (the "Mill"). The Company sells uranium recovered from conventional production and from alternate feed processing, as well as vanadium and other metals that can be produced as a co-product with uranium. In addition, the Company is engaged in precious and base metals exploration in Mongolia and Russia through its majority owned subsidiary, Fortress Minerals Corp.

The Company owns several uranium and uranium/vanadium mines in the U.S. that have been shut down since 1999, due to low commodity prices. From that time until late 2003, the Company focused its resources primarily on the continuing development of the alternate feed, uranium-bearing waste recycling business, and the Company initiated a precious and base metals exploration program in Mongolia. However, uranium spot prices have risen significantly from $12.50 per pound U(3)O(8) on September 30, 2003 to $29.00 per pound U(3)O(8) by May 9, 2005. As a result of these increases in uranium prices and improved market fundamentals, the Company acquired uranium exploration properties in the Athabasca Basin region of Saskatchewan, Canada, and commenced an exploration program on certain of those properties in early fiscal 2004. The Company also resumed exploration for uranium in Mongolia during the fourth quarter of fiscal 2004 and is evaluating re-commencing mining operations in the U.S. The Company continues to expand its portfolio of uranium properties in the U.S., Canada and Mongolia through acquisitions.

In addition to its exploration and mining programs, the Company intends to devote significant resources to the ongoing development of its alternate feed, uranium-bearing waste recycling business. The Company continues to expect that the recycling of uranium-bearing materials can continue to help offset Mill and mine standby costs, and, potentially, result in sustained profitable operations for the Company. While the Company has had considerable success to date in this initiative, the Company has not to date developed a sufficient backlog of alternate feed business to result in sustained profitable operations for the Company solely from this business. Developing this backlog will continue to be a focus of the Company.

In the first quarter of fiscal 2003, the Company entered into a joint venture with Nuclear Fuel Services, Inc. ("NFS") for the pursuit of an alternate feed program for the Company's Mill. The joint venture is carried out through Urizon Recovery Systems, LLC ("Urizon"), a 50/50 joint venture company. In April of 2003, NFS submitted an unsolicited proposal to the U.S. Department of Energy ("DOE") to fund the Urizon program. In January 2004, NFS was notified that the DOE would not fund the program at that time due to other higher priority needs. The DOE has chosen a contractor who will manage the disposition of the materials that would be the feedstock for the Urizon program, in conjunction with the closure of an existing DOE site. The joint venture currently expects that a decision will be made by the DOE in fiscal 2005 as to how it intends to proceed on the disposition of the material, and that the joint venture will have an opportunity to propose the Urizon Program as a suitable disposition option for this feedstock. The financial results for Urizon are included in the Company's financial statements on a proportionate consolidation basis.

In June 2004, the Company sold its Mongolian precious and base metals exploration program to Fortress Minerals Corp. in exchange for cash and a majority share ownership position in that company. Fortress is a public Canadian company whose shares are traded on the TSX-Venture Exchange. As of March 31, 2005, the Company held 57.09% of the issued and outstanding shares of Fortress. The financial results for Fortress are included in the Company's financial statements on a consolidated basis.

SELECTED QUARTERLY FINANCIAL DATA

($000, except per share amounts)                      Mar 2005          Dec 2004         Sep 2004          Jun 2004
--------------------------------------------------------------------------------------------------------------------
Vanadium sales                                              -                  -                -                 -
Process milling revenue                                     -                  4              390                 -
Engineering services revenue                                -                  -                -                 -
Total revenue                                               -                  4              390                 -

Net income (loss)                                         292               (630)             632            (1,198)
Basic and diluted income (loss) per share                   -              (0.01)            0.01             (0.02)

Total assets                                           44,524             38,318           39,388            33,475
Total long-term liabilities                            16,674             16,313           16,296            16,388

($000, except per share amounts)                      Mar 2004          Dec 2003         Sep 2003          Jun 2003
--------------------------------------------------------------------------------------------------------------------
Vanadium sales                                           1,583                 -                -                 -
Process milling revenue                                      -                31               42             3,281
Engineering services revenue                                62               359              135                 -
Total revenue                                            1,645               390              177             3,281

Net income (loss)                                        (455)            (1,166)            (404)            1,126
Basic and diluted income (loss) per share               (0.01)             (0.02)           (0.01)             0.02

Total assets                                            33,104            33,372           25,616            25,366
Total long-term liabilities                             15,015            14,997           14,630            13,870

REVENUES

There were essentially no revenues for the second quarter and first six months as compared to $1,644,638 and $2,035,262 for the comparable periods in fiscal 2004. The decrease in revenue of $1,644,297 and $2,031,292 in fiscal 2005 over 2004 was due to the Company selling its inventory of vanadium black flake during the second quarter of fiscal 2004. In addition, the Company provided engineering services, during the first and second quarters of fiscal 2004, on a cost plus basis to a related company that was reclaiming a mine site in the U.S.

The Company continues to hold an inventory of approximately 65,000 pounds of vanadium, as vanadium pregnant liquor, and is evaluating opportunities to sell this inventory.

During the second quarter, the Company continued to receive deliveries of alternate feed material from the Heritage site. The Company receives a recycling fee for this type of alternate feed material once it is delivered to the Mill. A portion of the fees for the Heritage materials, equal to the costs that are incurred receiving materials, is recognized as revenue, while the remaining recycling fees are recorded as deferred revenue until the material is processed at which time they are recorded as revenue. In addition, the Company will resume receipt of alternate feed materials from a commercial metals producer in May 2005. The Company receives a fee on receipt of these materials, representing approximately 22% of the total fees from that producer, which is recorded as revenue, and a recycling fee, representing the remaining 78% of the fees from that producer, which is recorded as deferred revenue until the material is processed, at which time it becomes revenue. In addition to the recycling fees, the Company will retain any uranium recovered from these materials, which can be sold in subsequent periods, at which time the revenue from the sales will be recorded.

The Mill began processing its stockpile of high-grade alternate feed materials on March 21, 2005. The Mill had been on stand-by since May 2003. As of March 31, 2005, there were approximately 7,888 tons of these high-grade materials at the Mill, containing approximately 557,000 lbs of uranium. The Company does not receive a recycling fee for these types of material; however, the Company is able to retain all of the proceeds received from the sale of the uranium produced. The Company currently does not have commercial forward sales commitments for the projected uranium production in view of the expected continued rise in uranium prices. The Company will evaluate the most appropriate timing for its uranium sales.

COST OF PRODUCTS AND SERVICES SOLD

Process milling expenditures for the first six months of fiscal 2005 were nominal and represent expenditures incurred receiving alternate feed materials. These expenditures decreased by $69,485 as compared to process milling expenditures of $73,455 during the first six months of fiscal 2004. During the six months ended March 31, 2005, the Company received 598 tons of alternate feed material as compared to the first six months of fiscal 2004 when the Company received 3,548 tons of material. The Company anticipates that receipt of alternate feed materials will be at reduced levels until mid 2005 when a new alternate feed generator is expected to begin shipments to the Mill. As of March 31, 2005, approximately 45,200 tons of alternate feed materials remained in stockpile waiting to be processed during the current mill run.

The Mill began processing a high-grade alternate feed material on March 21, 2005. All costs incurred preparing for the Mill processing campaign and the costs incurred for processing the material have been capitalized as inventories. These expenditures for the first six months of fiscal 2005 were $469,993.

MILL STAND-BY

Mill stand-by expenses consist primarily of payroll and related expenses for personnel, parts and supplies, contract services and other overhead expenditures required to maintain the Mill on stand-by status until a sufficient stockpile of alternate feed material or other ores have been accumulated to justify an efficient mill run. Mill stand-by expenses for the second quarter and first six months of fiscal 2005 of $474,783 and $1,069,953 respectively, decreased $179,757 and $134,396 as compared to $654,540 and $1,204,349 for the comparable periods in fiscal 2004. These decreases were due to the fact that the Mill restarted operations in March 2005.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses consist primarily of payroll and related expenses for personnel, legal, contract services and other overhead expenditures. Selling, general and administrative expenses for the second quarter and first six months of fiscal 2005 were $1,269,891 and $2,074,613 as compared to $698,935 and $1,630,605 for the comparable periods in fiscal 2004. The increase of $444,008 for the comparable six month periods was the result of increases in investor relation expenses and the Company's consolidation of Fortress' selling, general and administrative expenditures of $606,747. These increases were partially offset by the decrease in engineering services costs that the Company provided during the first and second quarters of fiscal 2004.

EXPLORATION AND DEVELOPMENT

Uranium Exploration

In the first quarter of fiscal 2004, the Company acquired interests in uranium exploration properties in the Athabasca Basin region of Saskatchewan, Canada and commenced an exploration program on certain of those properties. During the remainder of fiscal 2004, the Company continued to increase its land position in the Athabasca Basin region through acquisition and land staking. Total gross program expenditures, including capitalized exploration expenditures, for the first six months of fiscal 2005 of $2,783,339 increased by $1,983,110 as compared to $800,229 spent during the first six months of fiscal 2004. Expenditures to date have primarily been on the Moore Lake project, where the Company has an extensive drilling program augmented by geophysical and geological field programs. IUC has an option to earn up to a 75% interest in the Moore Lake property from JNR Resources Inc. through aggregate expenditures and investments of Cdn $4.4 million over a period of 4 years. Expenditures on the Moore Lake Project were $2,080,202 during the first six months of fiscal 2005. The remaining expenditures were for geological field programs and land staking costs and recording fees on a number of other projects in the Athabasca Basin region.

The Company also has a 70% interest in the Gurvan-Saihan Joint Venture in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian government entity, as to 15%. With continued upward pressure on world uranium prices throughout fiscal 2004, the joint venture recommenced its uranium exploration program in Mongolia. Additional exploration licenses were acquired by the joint venture in areas known to be prospective based on past joint venture reconnaissance. In addition, the Company formed a new Mongolia business entity in fiscal 2004 to conduct uranium exploration, 100% for the Company's account, in frontier areas in Mongolia. The 2005 program will include about 30,000 meters of drilling. In addition, radiometric spectrometric surveys will be conducted to identify anomalies for further detailed exploration work. Total gross program expenditures for the joint venture and for the Company's own account, including capitalized exploration expenditures, for the first six months of 2005 of $200,294 increased by $119,510 as compared to $80,784 spent during the first six months of fiscal 2004. Activities through the second quarter of fiscal 2005 included qualification and selection of contractors, acquisition of technical computing and support equipment, and mobilization of specialists to prepare for resumption of fieldwork in the third quarter.

During the second quarter of fiscal 2005 the Company signed a Memorandum of Agreement with Erdene Gold Inc. ("Erdene") to acquire a 65% interest in Erdene's uranium properties in Mongolia in consideration for expenditures of Cdn $6 million over a period of 4 years. In addition, IUC will purchase, by way of private placement, 1 million common shares of Erdene at a price of Cdn $1.00 per share.

Uranium Development

The Company was successful in a competitive bid for a state lease in southeastern Utah in the second quarter of fiscal 2005. The state property is adjoined by a number of privately held unpatented mining claims, which have also been acquired by the Company, that together comprise the Tony M Mine. The Tony M Mine adjoins the Company's existing Bullfrog exploration property, which together are now referred to as the "Henry Mountains Complex." The Company has announced initiation of permitting for mining of the Henry Mountains Complex. The bid for the Utah State lease included an initial cash bonus payment of $1 million; in addition the state will receive annual advance minimum royalties and rentals. The private claims were acquired for $200,000 in cash payments and 250,000 shares of Company stock, subject to regulatory approval.

Precious and Base Metals Exploration

During the second quarter of fiscal 2002, the Company initiated a precious and base metals exploration effort in Mongolia. This program was funded 100% by the Company until the second quarter of 2004. During the second quarter of fiscal 2004, the Company entered into an agreement with Fortress for the sale of 100% of the exploration licenses held by the Company, in consideration for cash and a majority equity interest in Fortress. The Company maintains a position on the Board of Directors of Fortress but no longer manages the Mongolian precious and base metals exploration program.

As of March 31, 2005, Fortress held 69 exploration licenses constituting its mineral properties. The licenses cover 11 different exploration properties in several different parts of Mongolia. In addition, Fortress has 3 purchase option agreements covering 3 licenses for which no exploration work has started. Total gross program expenditures, including capitalized exploration expenditures, for the first six months of fiscal 2005 were $449,338 which decreased by $247,048 as compared to $696,386 during the first six months of fiscal 2004. The exploration expenses incurred during the first six months of fiscal 2005 were offset by Fortress' decision to not pursue its option on the Shiveen Gol property and consequently all costs related to the property, totaling $1,869,790, were written off as of March 31, 2005.

During the first quarter of 2005, Fortress acquired an option to earn an 80% interest in Phelps Dodge Exploration Company's ("PDEC's") subsidiary, PD Russia, Inc. ("PDRI"). PDRI holds a 100% indirect interest in the Svetloye gold project located in the Khabarovsk Region of eastern Russia. The Svetloye project has high grade gold mineralization outcropping at surface, and an aggressive drill program is scheduled for 2005 by Fortress. In addition to the Svetloye project, Fortress has also completed an agreement with PDEC on a regional-wide Mongolian alliance, in which PDEC can earn up to a 70% interest in Fortress's copper, gold, silver and molybdenum projects in Mongolia, subject to investments by PDEC in Fortress, and the funding of exploration and development programs on the properties. PDEC will invest $3.0 million by way of private placement over two years into Fortress ($1.7 million in Year 1 and $1.3 million in Year 2) at Cdn$0.80 per share in Year 1 and at market price plus 50% in Year 2.

MINORITY INTEREST

The minority interest share of Fortress' loss for the first six months of fiscal 2005 was $850,520. On June 23, 2004 the Company completed the sale of its Mongolian base and precious metals exploration properties held by its Bermuda subsidiary to Fortress and began recording the minority interests' share of the losses. The Company had expended $3,088,201 on these properties through June 23, 2004. In consideration for transferring these properties to Fortress, the Company received 28 million common shares of Fortress' capital stock, which gave the Company a 63.14% interest in Fortress, and cash of $656,580 for reimbursement of costs incurred on the properties from the time of agreement to the transfer date. No gain or loss was recognized on the transaction. On September 1, 2004, Fortress completed a private placement of 4,987,500 common shares at Cdn $0.40 per share. The Company purchased 732,500 of the common shares, which resulted in the Company owning a 58.24% interest in Fortress as of September 30, 2004. The Company's percentage ownership in Fortress decreased from 63.14% to 58.24% as a result of this private placement and the Company recorded a gain on dilution of $548,549. During the first six months of fiscal 2005, 998,035 common shares of Fortress were issued pursuant to the exercise of warrants and stock options. A gain on dilution of $71,468 was recorded as a result of the Company's percentage ownership in Fortress decreasing from 58.24% to 57.09%.

OTHER INCOME AND EXPENSE

Net interest and other income (excluding loss on dilution and minority interest) for the second quarter and first six months of fiscal 2005 was $3,019,572 and $3,767,480 respectively, as compared to $40,242 and $297,868 for the second quarter and first six months of fiscal 2005. The increase of $3,469,612 during the comparable six-month periods was primarily the result of an increase in income from the sale of short-term investments of $2,913,474 and an increase in foreign exchange gains of $512,650. During the second quarter of fiscal 2005, the Company recognized a recovery of future income tax of $363,199 as a result of the renunciation of expenditures to flow-through shareholders.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2005, the Company had cash and short-term investments of $15,537,542 and working capital of $16,893,622 as compared to cash and short-term investments of $12,044,955 and working capital of $15,467,462 at September 30, 2004. The increase of $1,426,160 in working capital was in part due to the receipt of net proceeds from a private placement for 1 million flow through common shares at a price of Cdn $7.00 per share and proceeds from the sale of short-term investments, offset by increased exploration expenditures during the six months ended March 31, 2005 and the acquisition of the Tony M Mine.

Net cash used in operating activities was $846,568 for the first six months of fiscal 2005 and consisted primarily of the net loss from continuing operations of $337,609, adjusted for non-cash items of depreciation and amortization of $239,165, write-down of mineral properties by Fortress of $1,869,790, and gain on sale of short-term investments of $2,893,377. In addition, accounts receivable decreased by $1,141,257 reflecting collection of alternate feed material receipts.

Net cash used in investment activities was $1,498,025 for the first six months of fiscal 2005 and consisted primarily of capitalized exploration expenditures of $4,464,239 offset by proceeds from sale of short-term investments of $3,983,337. Restricted investments increased by $194,618 as a result of interest income, and the Company invested $292,780 in marketable securities.

Net cash provided by financing activities for the six months ended March 31, 2005 totaled $5,837,180 and consisted primarily of proceeds from the issuance of 1 million flow through common shares by the Company.

OUTSTANDING SHARE DATA

As of March 31 and May 9, 2005, the total number of common shares outstanding was 81,065,066 and the number of stock options outstanding was 1,680,000.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's consolidated financial statements in conformity with accounting principles in Canada and the United States requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of intangibles and plant and equipment and mineral property interests, reclamation obligations, rates for depreciation and amortization, and variables used in determining stock based compensation. These estimates are based on management's best judgment. Factors that could affect these estimates include: changes in the price of uranium and other market conditions, risks inherent in mineral exploration and development, changes in reclamation requirements and other laws, changes in government policy and changes in foreign exchange rates.

On an ongoing basis, management re-evaluates its estimates and assumptions. However actual amounts could differ from those based on such estimates and assumptions.

CONTRACTUAL OBLIGATIONS

The Company has a reclamation obligation of $12,934,880, the timing of which will depend upon the Company's business objectives. While this reclamation obligation was valued on the assumption that the Company must be able to fund reclamation of the White Mesa Mill and U.S. mining operations at any time, the Company currently has no intention of placing the Mill or U.S. mines into reclamation in the foreseeable future.

The Company also has operating lease obligations of $105,000 for fiscal 2005 and $240,000 over the following two fiscal years.

ENVIRONMENTAL RESPONSIBILITY

Each year, the Company reviews the anticipated costs of decommissioning and reclaiming its Mill and mine sites as part of its environmental planning process. The Company also formally reviews the Mill's reclamation estimate annually with applicable regulatory authorities. The Mill and mine reclamation estimates at March 31, 2005 are $12,934,880, which are currently expected to be sufficient to cover the projected future costs for reclamation of the Mill and mine operations. However, there can be no assurance that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company's financial statements.

The Company has posted bonds as security for these liabilities and has deposited cash, cash equivalents, and fixed income securities as collateral against these bonds. At March 31, 2005, the amount of these restricted investments collateralizing the Company's reclamation obligations was $12,681,684.

As mentioned in previous reports, the Company had detected some chloroform contamination at the Mill site that appeared to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the Mill facility, and from septic drain fields that were used for laboratory and sanitary wastes prior to construction of the Mill's tailings cells. In April 2003, the Company commenced an interim remedial program of pumping the chloroform-contaminated water from the groundwater to the Mill's tailings cells. This will enable the Company to begin clean up of the contaminated areas and to take a further step towards resolution of this outstanding issue. Although the investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of remediation have not yet been determined and could be significant.

RESEARCH AND DEVELOPMENT

The Company does not have a research and development program per se. Process development efforts expended in connection with processing alternate feeds are included as a cost of processing. Process development efforts expended in the evaluation of potential alternate feed materials that are not ultimately processed at the Mill are included in Mill overhead costs. The Company does not rely on patents or technological licenses in any significant way in the conduct of its business.

TREND INFORMATION

During the period 1997 through 2000, the Company saw a deterioration in both uranium and vanadium prices, from $11.00 per pound of U(3)O(8) and $4.10 per pound of V(2)O(5) in October 1997 to $7.40 per pound of U(3)O(8) and $1.70 per pound of V(2)O(5) at the end of September, 2000. As a result of these decreases in commodity prices, the Company decided to cease its uranium and uranium/vanadium mining and exploration activities in 1999, and shutdown all of its uranium and uranium/vanadium mines and its Mongolian Gurvan-Saihan Joint Venture, pending improvements in commodity prices. Also as a result of these market events, the Company decided to marshal its resources and to concentrate its operations primarily on the continuing development of the alternate feed, uranium-bearing waste recycling business. Since then, commodity prices have improved dramatically. During fiscal 2004, uranium prices increased 65%, from $12.20 per pound on October 1, 2003, to $20.00 per pound by September 30, 2004. As of May 9, 2005, the uranium spot price had increased to $29.00 per pound. The uranium market fundamentals are strong and most analysts do not forecast any weakening of the uranium prices over the next 3 to 5 years. Vanadium prices have also increased dramatically throughout the past 18 months and are currently trading in the range of $24.00 to $26.50 per pound V(2)O(5). These are unprecedented price levels for vanadium and it is not believed that the market can sustain them for an extended period of time. Historical vanadium prices range from $1.20 to $6.00 per pound V(2)O(5). As a result of the increase in uranium price, the Company acquired and staked uranium exploration properties in Canada in fiscal 2004 and has commenced an aggressive exploration program on certain of those properties, as well as restarted its uranium exploration program in Mongolia. In the U.S., the Company has begun processing a high-grade alternate feed material and is currently evaluating re-commencing certain uranium mining activities in the U.S. In addition, the Company continues to evaluate opportunities to expand and was successful in a competitive bid for the Tony M Mine in southeastern Utah during the second quarter of fiscal 2005.

Although the Mill's tailings system currently has capacity to process all of the alternate feed materials under contract with the Company, this capacity is expected to run out within the next one to three years, depending on the level of success of the Company in entering into contracts for the processing of additional feed materials or if the Company decides to recommence U.S. mining operations. In order to provide additional tailings capacity, the Company will have to repair existing tailings Cell No. 4A, at an estimated cost of $1.5-$3.0 million. In addition, if Cell No. 4A is put into use, the reclamation obligation for the Mill would increase by approximately $1.0 million, which would require an increase in the Mill's reclamation bond by that amount. The repair of Cell No. 4A will provide the Company with approximately 2 million tons of additional tailings capacity, which should be ample capacity for the foreseeable future.

OUTLOOK FOR 2005

The Company will be expanding its uranium exploration programs in both Canada and Mongolia in 2005. In Canada, the Company along with its joint venture partner, JNR Resources Inc. completed a winter drilling program, as well as ground geophysics and a 3D seismic program at the Moore Lake project. In addition to the program at Moore Lake, the Company also completed a winter geophysical and drilling program at its 100% owned Key Lake South project. During the summer, the Company will continue to expand its Moore Lake project exploration program and will initiate additional programs on its 100% staked land, as well as on the Phelps-Dodge and JNR option properties. In Mongolia, the Company is planning a 35,000-meter drill program and gamma surveys for the summer of 2005, which will investigate a number of targets on its current land position and on the recently optioned Erdene properties. The Company will continue to evaluate other potential exploration projects, as well as more advanced project acquisitions.

At the beginning of fiscal 2005, the uranium spot price was $20.00 per pound and the long-term price was $23.00 per pound. As of May 9, 2005, the spot price had increased to $29.00 per pound and the long-term price had increased $6.00 per pound to $29.00 per pound. A number of market projections predict a continued increase in both spot and long-term uranium prices; however, these projections indicate that the rate of increase will likely be lower than that seen in 2004.

With the forecasted continued improvement in commodity prices, the Company has been studying the viability of restarting certain U.S. mining operations. These operations are higher cost than the current uranium producers due to the lower grade of the ore bodies. Assuming that the price continues to rise, and given that a majority of the U.S. mines are fully permitted and can be put back into production within a four to six month period, the Company is encouraged that a production decision will be made in 2005.

In addition to the potential restart of the U.S. mining operations, the Company restarted the White Mesa Mill late in the second quarter of fiscal 2005 to process alternate feed materials that contains over 575,000 pounds of uranium. The processing of these materials is anticipated to take about fourteen months to complete. With respect to the Urizon project, the Company and its joint venture partner, Nuclear Fuel Services, Inc., are awaiting a decision by the U.S. Department of Energy on the path forward for the handling of the Urizon feed stock.

RISKS AND UNCERTAINTIES

Exploration for and development of mineral properties involves significant financial risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While discovery of an ore body may result in substantial rewards, few properties, which are explored, are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling, constructing mining and process facilities at a site, developing metallurgical processes and extracting uranium and other metals from ore. It is impossible to ensure that the current exploration programs of the Company will result in profitable commercial mining operations.

Under the United States Nuclear Regulatory Commission's Alternate Feed Guidance, the Mill is required to obtain a specific license amendment allowing for the processing of each new alternate feed material. Various third parties have challenged certain of the Mill's license amendments, although none of such challenges have been successful to date. The Company intends to continue to defend its positions and the validity of its license amendments and proposed license amendments. If the Company does not ultimately prevail in any such actions and any appeals therefrom, the Company's ability to process certain types of alternate feeds, in certain circumstances, may be adversely affected, which could have a significant impact on the Company.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in the foregoing Management's Discussion and Analysis and elsewhere in this Report to Shareholders constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risk factors that could affect the Company's future results include, but are not limited to, risks inherent in mineral exploration and mining activities and other operating and development risks, competition, environmental regulations, reliance on alternate feed income, the ability to develop the alternate feed business, changes to reclamation requirements, dependence on a limited number of customers, volatility and sensitivity to market prices for uranium and vanadium, the impact of changes in foreign currencies' exchange rates, political risk arising from operating in Mongolia, changes in government regulation and policies including trade laws and policies, demand for nuclear power, replacement of reserves and production, receipt of permits and approvals from governmental authorities (including amendments for each alternate feed transaction).

                        INTERNATIONAL URANIUM CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                             (UNITED STATES DOLLARS)

                                                                    MARCH 31, 2005
                                                                      (UNAUDITED)                SEPTEMBER 30, 2004
                                                                  ------------------             ------------------
ASSETS
   Current assets:
   Cash and cash equivalents                                       $     15,537,542              $      12,044,955
   Short-term investments                                                         -                      1,089,960
   Trade and other receivables                                              424,533                      1,630,591
   Inventories                                                            1,671,792                      1,189,391
   Prepaid expenses and other                                               406,027                        408,038
                                                                  ------------------             ------------------
                                                                         18,039,894                     16,362,935

   Plant and equipment, net                                               3,195,617                      2,786,570
   Mineral properties (Note 3)                                            8,765,712                      6,171,263
   Marketable securities (Note 4)                                         1,185,001                        892,221
   Intangible assets, net                                                   656,250                        687,500
   Restricted investments (Note 5)                                       12,681,684                     12,487,066
                                                                  ------------------             ------------------
                                                                  $      44,524,158              $      39,387,555
                                                                  ==================             ==================

LIABILITIES
   Current liabilities:
   Accounts payable and accrued liabilities                       $       1,130,263              $         879,994
   Notes payable                                                             16,009                         15,479
                                                                  ------------------             ------------------
                                                                          1,146,272                        895,473

   Notes payable, net of current portion                                     27,433                         35,573
   Reclamation obligations (Note 6)                                      12,934,880                     12,603,595
   Deferred revenue                                                       3,612,440                      3,556,592
   Future income tax liability                                            1,070,897                              -
   Other long-term liability                                                 99,593                         99,593
   Minority interest                                                        958,714                      1,664,247
                                                                  ------------------             ------------------
                                                                         19,850,229                     18,855,073
                                                                  ------------------             ------------------

SHAREHOLDERS' EQUITY
   Share capital (Note 7)
   Issued and outstanding (81,065,066 and 79,635,066)                    54,506,705                     50,305,480
   Value assigned to stock options (Note 8)                               1,276,204                        224,718
   Deficit                                                              (31,108,980)                   (29,997,716)
                                                                  ------------------             ------------------
                                                                         24,673,929                     20,532,482
                                                                  ------------------             ------------------
                                                                   $     44,524,158              $      39,387,555
                                                                  ==================             ==================

   Contingency (Note 10)

ON BEHALF OF THE BOARD



/s/ Ron F. Hochstein                                 /s/ William A. Rand
---------------------------                          ---------------------------
Ron F. Hochstein, Director                           William A. Rand, Director

                        INTERNATIONAL URANIUM CORPORATION
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                       (UNITED STATES DOLLARS) (UNAUDITED)

                                                          THREE MONTHS ENDED MARCH 31            SIX MONTHS ENDED MARCH 31
                                                           2005                 2004               2005             2004
                                                       ------------        ------------       ------------     ------------
OPERATIONS
Revenue
   Vanadium sales                                      $          -        $  1,582,628       $          -     $  1,582,628
   Process milling                                              341                   -              3,970           31,452
   Engineering services                                           -              62,010                  -          421,182
                                                       ------------        ------------       ------------     ------------
     Total revenue                                              341           1,644,638              3,970        2,035,262
                                                       ------------        ------------       ------------     ------------

Costs and expenses
   Vanadium cost of sales                                         -             696,905                  -          696,905
   Process milling expenditures                                 341              40,653              3,970           73,455
   Mill stand-by expenditures                               474,783             654,540          1,069,953        1,204,349
   Selling, general and administrative                    1,269,891             698,935          2,074,613        1,630,605
   Stock based compensation                                 277,831                   -            277,831          220,037
   Exploration general                                       52,676              49,305             98,089           91,630
   Write-down of mineral properties                       1,869,790                   -          1,869,790           37,162
                                                       ------------        ------------       ------------     ------------
                                                          3,945,312           2,140,338          5,394,246        3,954,143
                                                       ------------        ------------       ------------     ------------

Loss before the under noted items                        (3,944,971)           (495,700)        (5,390,276)      (1,918,881)

   Gain on sale of land and equipment                        42,200              27,600             87,238           40,100
   Gain (loss) on sale of short-term investments          2,893,377             (16,027)         2,893,377          (20,097)
   Foreign exchange gain (loss)                              (1,528)           (112,734)           541,015           28,365
   Net interest and other income                            150,324             141,403            310,651          249,500
   Bad debt expense                                         (64,801)                  -           (64,801)                -
   Dilution gain                                             61,222                   -             71,468                -
   Minority interest                                        793,372                   -            850,520                -
                                                       ------------        ------------       ------------     ------------
Loss for the period before taxes                            (70,805)           (455,458)          (700,808)      (1,621,013)

   Recovery of future income tax asset                      363,199                   -            363,199                -
                                                       ------------        ------------       ------------     ------------
Net income (loss) for the period                            292,394            (455,458)          (337,609)      (1,621,013)
                                                       ============        ============       ============     ============

Basic and diluted loss per share (Note 8)              $          -        $      (0.01)      $         -      $      (0.02)
                                                       ============        ============       ============     ============

Basic weighted average number of
   shares outstanding                                    80,236,622          77,805,622         79,960,812       74,477,758

DEFICIT
Deficit as previously reported                          (31,401,374)        (28,976,592)       (29,997,716)     (27,811,037)
Change in policy on stock based compensation
   (Note 2)                                                       -                   -          (773,655)                -
                                                       ------------        ------------       ------------     ------------
Deficit restated, beginning of period                   (31,401,374)        (28,976,592)       (30,771,371)     (27,811,037)
   Net loss for the period                                  292,394            (455,458)          (337,609)      (1,621,013)
                                                       ------------        ------------       ------------     ------------
DEFICIT, END OF PERIOD                                 $(31,108,980)       $(29,432,050)      $(31,108,980)    $(29,432,050)
                                                       ============        ============       ============     ============

                        INTERNATIONAL URANIUM CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                       (UNITED STATES DOLLARS) (UNAUDITED)

                                                          THREE MONTHS ENDED MARCH 31            SIX MONTHS ENDED MARCH 31
                                                           2005                 2004               2005             2004
                                                       ------------        ------------       ------------     ------------
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES

Net income (loss) for the period                       $    292,394        $   (455,458)      $   (337,609)    $ (1,621,013)
Items not affecting cash
   Depreciation                                              90,471             112,877             207,915          229,552
   Amortization                                              15,625                   -              31,250                -
   Gain on sale of equipment                                (42,200)            (28,114)            (87,238)         (40,614)
   Gain on sale of short-term investments                (2,893,377)                  -          (2,893,377)               -
   Bad debt expense                                          64,801                   -              64,801
   Dilution gain                                            (61,222)                  -             (71,468)               -
   Minority interest                                       (783,620)                  -            (843,533)               -
   Write-down of mineral properties                      1,869,790                    -           1,869,790           37,162
   Stock based compensation                                 277,831                   -             277,831          220,037
   Recovery of future income tax asset                     (363,199)                  -            (363,199)
Changes in non-cash working capital items
   (Increase) decrease in trade and other receivables      (222,704)         (1,351,992)          1,141,257         (483,593)
   (Increase) decrease in inventories                      (408,786)            637,704            (482,401)         637,021
   (Increase) decrease in other current assets              (97,903)              5,863               2,011          132,481
   Increase (decrease) in other accounts payable and
     accrued liabilities                                    767,509             120,400            250,269         (288,568)
Increase in reclamation obligations                         331,285                  -             331,285                -
Increase in deferred revenue                                 33,739              14,174             55,848          198,280
                                                       ------------        ------------       ------------     ------------
NET CASH USED IN OPERATIONS                              (1,129,566)           (944,546)          (846,568)        (979,255)
                                                       ------------        ------------       ------------     ------------

INVESTING ACTIVITIES

   Purchase of properties, plant and equipment             (558,371)            (29,076)          (622,234)         (71,721)
   Mineral property expenditures                         (3,133,870)         (1,005,628)        (4,464,239)      (1,532,663)
   Proceeds from sale of short-term investments           3,983,337                  -           3,983,337                -
   Proceeds from sale of surplus equipment                   47,471              28,114             92,509           40,614
   Purchase of marketable securities                       (169,865)           (570,865)          (292,780)        (723,225)
   Increase in restricted investments                       (81,065)            (81,060)          (194,618)        (181,113)
                                                       ------------        ------------       ------------     ------------
   NET CASH PROVIDED BY (USED IN)
      INVESTMENT ACTIVITIES                                  87,637          (1,658,515)        (1,498,025)      (2,468,108)
                                                       ------------        ------------       ------------     ------------

FINANCING ACTIVITIES

   Decrease in notes payable                                 (3,836)             (2,752)            (7,609)          (6,279)
   Issuance of common shares                              5,374,953                   -          5,374,953        8,747,097
   Exercise of stock options                                162,541              51,715            260,368           51,715
   Exercise of options and warrants of Fortress             177,396                   -            209,468                -
                                                       ------------        ------------       ------------     ------------
   NET CASH PROVIDED BY FINANCING ACTIVITIES              5,711,054              48,963          5,837,180        8,792,533
                                                       ------------        ------------       ------------     ------------

Increase (decrease) in cash and cash equivalents          4,669,125          (2,554,098)         3,492,587        5,345,170
Cash and cash equivalents, beginning of period           10,868,417          11,538,347         12,044,955        3,639,079
                                                       ------------        ------------       ------------     ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD               $ 15,537,542        $  8,984,249       $ 15,537,542     $  8,984,249
                                                       ============        ============       ============     ============

INTERNATIONAL URANIUM CORPORATION
Notes to Consolidated Financial Statements
(United States Dollars) (Unaudited)

1.   Basis of Preparation of Financial Statements

     These unaudited interim consolidated financial statements of the Company, its wholly owned subsidiaries, and it's majority owned subsidiary Fortress Minerals Corp., and on a proportionate consolidation basis, Urizon Recovery Systems, LLC, have been prepared in accordance with accounting principles generally accepted in Canada on a basis consistent with the consolidated financial statements of the Company included in its 2004 annual report.

     These unaudited interim consolidated financial statements follow the same accounting policies as the most recent audited annual consolidated financial statements of the Company. They do not contain all of the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the consolidated financial statements included in the Company's 2004 annual report.

2.   Change in Accounting Policy

     The Canadian Institute of Chartered Accountants ("CICA") has issued new recommendations relative to Handbook section 3870, "Stock-based compensation and other stock-based payments", which is effective for fiscal years beginning on or after January 1, 2004. The recommendation requires recognition of an expense arising from stock options granted to both employees and non-employees, in an amount equal to the fair value of the options granted. The fair value of options granted is established at the date of grant using an option-pricing model, and the compensation expense, equal to the option's fair value, is then recorded over the option's vesting periods. The Company has applied this standard for employee stock options, effective October 1, 2004, retroactively without restatement by a charge to opening retained earnings of $773,655.

3.   Mineral Properties

     a.   Mongolian precious and base metals properties

     The Company's Mongolian precious and base metals properties were transferred to Fortress Minerals Corp. in June 2004 in exchange for cash and a controlling interest in Fortress. Amounts capitalized by project, which include costs related to acquisition of land interests, recording fees, geological field programs, geochemical surveys, ground geophysical programs, drilling and lab analysis, are shown below:

                                            2004              2005                             2005
                                             Net          Expenditures     Write-offs           Net
                                   ---------------------------------------------------------------------
     Shiveen Gol                         $1,777,890         $ 91,900      $(1,869,790)      $        -
     Tsagaan Tologoi                        597,781           83,811                -          681,592
     Erdenet                                750,171          103,009                -          853,180
     Huvsgol                                339,464          190,291                -          529,755
     Gants Modot                            118,325            4,022                -          122,347
     Davaa                                   31,764            2,851                -           34,615
     Burkheer Khar                          110,445          (15,097)               -           95,348
     Ulzit                                   83,169          (11,449)               -           71,720
                                   -------------------------------------------------------------------
                                         $3,809,009         $449,338      $(1,869,790)      $2,388,557
                                   ===================================================================

     b.   Canadian uranium properties

     In the first quarter of fiscal 2004, the Company acquired interests in and staked uranium exploration properties in the Athabasca Basin region of Saskatchewan, Canada and commenced exploration on certain properties. Amounts capitalized by project, which include costs related to acquisition of land interests, staking costs, recording fees, geological field programs, airborne and ground geophysical programs, drilling and lab analysis, are shown below:

                                                   2004                  2005                  2005
                                                    Net              Expenditures               Net
                                   -------------------------------------------------------------------
     Moore Lake                                  $1,779,393           $2,067,358            $3,846,751
     Lazy Edward Bay                                 27,884               25,092                52,976
     Pendelton Lake                                  88,179                  104                88,283
     South Cigar Lake                                69,391                7,498                76,889
     Bell Bay                                             -               18,336                18,336
     Kelic Lake                                           -               29,269                29,269
     South Virgin                                         -               30,880                30,880
     Crawford Lake                                       54                    -                    54
     Brown Lake                                           -                  424                   424
     Ford Lake                                        3,157                    -                 3,157
     Perpete Lake                                     1,409                    -                 1,409
     Key Lake South                                  78,350              180,601               258,951
     Johnstone Lake                                   9,826                  438                10,264
     Other Exploration Costs                        251,535              422,815               674,350
                                   -------------------------------------------------------------------
                                                 $2,309,178           $2,782,815            $5,091,993
                                   ===================================================================

     c.   United States uranium properties

     In the second quarter of fiscal 2005, the Company added two key properties adjoining it's existing Bullfrog mining claims in Garfield County in southeastern Utah. The combination of these new properties with the Company's Bullfrog mining claims will collectively be referred to as the Henry Mountains Complex.

                                                   2004                  2005                  2005
                                                    Net              Expenditures               Net
                                         -------------------------------------------------------------
     Henry Mountains Complex                       $  -               $1,129,357            $1,129,357
                                         =============================================================

     d.  Mongolian uranium properties

     Mongolian mineral properties are currently made up of the Company's interest in the Gurvan-Saihan Joint Venture ("GSJV") as well as properties held, solely for the account of the Company, through its subsidiary International Uranium Mongolia, XXK. Amounts capitalized by project, which include costs related to licensing of land interests, review of geological data and satellite imagery, and geological field programs, are shown below:

                                                  2004                  2005                   2005
                                                   Net              Expenditures                Net
                                         -------------------------------------------------------------
     GSJV Properties                             $    -              $    764                $   764
     Huh Tologoi                                   8,583                    -                  8,583
     Deren                                           385                  338                    723
     Ikh Hongor Uul                                1,588                    -                  1,588
     Navtgar                                       6,000                    -                  6,000
     Oshinuur                                     13,972               16,922                 30,894
     Ulaan Toiron                                    162                24,003                 24,165
     Dorgont                                           -                 7,472                  7,472
     Tsagaan Ovoo                                      -                 8,536                  8,536
     Bayankhongor                                      -                16,401                 16,401
     Gobiguulin                                        -                 9,340                  9,340
     Other Exploration Costs                      22,386                18,952                 41,338
                                         -------------------------------------------------------------
                                                 $53,076              $102,728               $155,804
                                         =============================================================

4.   Marketable Securities

     The Company has invested $723,226 in shares of JNR Resources Inc., $168,995 in shares of Standard Uranium Inc. (formerly Goodfellow Resources Ltd.), and $292,780 in shares of Santoy Resources Ltd., for a total investment of $1,185,001. As of March 31, 2005, the market value of these securities exceeded the cost by $3,431,649.

5.   Restricted Investments

     Amounts represent cash and fixed income securities the Company has placed on deposit to secure its reclamation and performance bonds (Note 6).

                                                    March 31, 2005               September 30, 2004
                                             ------------------------------------------------------
     Cash and cash equivalents                         $ 1,507,465                      $ 1,883,073
     Fixed income securities                            11,174,219                       10,603,993
                                             ------------------------------------------------------
                                                       $12,681,684                      $12,487,066
                                             ======================================================

6.   Provisions for Reclamation

     Estimated future decommissioning and reclamation costs of the Mill and U.S. mining properties are based principally on legal and regulatory requirements. At March 31, 2005, $12,934,880 was accrued for reclamation costs, and this amount also includes the reclamation liabilities secured by bonds posted in favor of the State of Utah and the applicable state regulatory agencies. The Company has deposited cash and fixed income securities on account of these obligations.

     Elements of uncertainty in estimating reclamation and decommissioning costs include potential changes in regulatory requirements, decommissioning and reclamation alternatives and the scope of reclamation activities. Actual costs will differ from those estimated and such differences may be material.

7.   Share Capital

     a.   Authorized - unlimited number of common shares.

     b.   Issued and outstanding

     Shares

                                                              March 31, 2005            September 30, 2004
                                                 ---------------------------------------------------------
         Beginning of period                                      79,635,066                    68,970,066
         Stock options exercised                                     430,000                       715,000
         Private placements                                        1,000,000                     9,950,000
                                                 ---------------------------------------------------------
         End of period                                            81,065,066                    79,635,066
                                                 =========================================================

     Amount

                                                              March 31, 2005            September 30, 2004
                                                 ---------------------------------------------------------
         Beginning of period                                     $50,305,480                   $37,935,533
         Stock options exercised                                     260,369                       546,111
         Private placements                                        5,374,952                    12,408,969
         Renounced flow through share
         expenditures                                             (1,434,096)                     (585,133)
                                                 ---------------------------------------------------------
         End of period                                           $54,506,705                   $50,305,480
                                                 =========================================================

     Net income or loss per share was calculated on the basis of the weighted average number of shares outstanding for the year. The weighted average number of shares outstanding at March 31, 2005 was 79,960,812.

8.   Stock Options

     The Company has adopted a stock option plan under which the Board of Directors may from time to time grant to directors, officers, key employees and consultants of the Company options to purchase shares of the Company's common stock. These options are intended to advance the interests of the Company by providing eligible persons with the opportunity, through share options, to acquire an increased proprietary interest in the Company. Options granted under the share option plan have an exercise price equal to the fair market value of such shares on the date of grant. All outstanding options granted to date vest immediately and expire three years from the date of the grant of the option.

     Stock options outstanding and exercisable as of March 31, 2005 were as follows:

                                      Options Outstanding and Exercisable
     ----------------------------------------------------------------------------------------------------
                                            Average Remaining Contractual          Weighted Average
              Number Outstanding                   Life (Years)               Exercise Price Per Share
     ----------------------------------------------------------------------------------------------------
                    250,000                             0.53                           Cdn $0.31
                  1,260,000                             1.66                           Cdn $1.01
                    170,000                             2.78                           Cdn $4.27
     ----------------------------------------------------------------------------------------------------
                  1,680,000                             1.42                           Cdn $1.24
     =====================================================================================================

     Outstanding options expire between October 2005 and January 2008.

9.   Segmented Information

     Geographic information

                                                                              Six Months Ending
                                                                   March 31, 2005            March 31, 2004
                                                        ---------------------------------------------------
     Revenue
              United States                                           $     3,970               $ 2,035,262
                                                        ---------------------------------------------------
                                                                      $     3,970               $ 2,035,262
                                                        ===================================================

     Net loss
              Canada                                                  $   (61,153)              $  (452,461)
              United States                                             1,301,315                (1,059,720)
              Mongolia                                                 (1,577,771)                 (108,832)
                                                        ---------------------------------------------------
                                                                      $  (337,609)              $(1,621,013)
                                                        ===================================================

                                                                     At March 31,
                                                                             2005     At September 30, 2004
                                                        ---------------------------------------------------
     Total assets
              Canada                                                  $17,670,674               $13,288,701
              United States                                            23,475,540                20,769,794
              Mongolia                                                  3,377,944                 5,329,060
                                                        ---------------------------------------------------
                                                                      $44,524,158               $39,387,555
                                                        ===================================================

10.  Contingency

     In the first quarter of fiscal 2004, the Company received a demand and threat of pursuit of litigation in respect of alleged preferential payments by a former customer, in the amount of approximately $1.2 million, that were paid pursuant to certain contracts with the Company. The former customer filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code in January 2002. That company subsequently sold substantially all of its assets to The Shaw Group, Inc. ("Shaw"), who was believed to have assumed the contracts in question and has subsequently performed the contracts with the Company. In May 2004 the Company received a formal Complaint in the bankruptcy proceeding seeking the recovery of approximately $1.7 million as an alleged preferential payment. The Company has answered the complaint, disputing the claim, asserting, among other defenses that there is no liability on account that the Company's contract was assumed and assigned to Shaw and as a result there is no preference liability. In December 2004, the Company sought summary judgment in its favor, which was denied by the Court. In May 2005 the Company filed a second motion for summary judgement, which has not yet been ruled on by the Court. If this matter goes to trial, the Company expects that the trial will take place later in 2005 or in 2006.